[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 27, 2007

VIA EDGAR AND EMAIL

Ms. Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:
MacDermid, Incorporated
Schedule 13E-3
File No. 005-15786
Schedule PREM14A
File No. 001-13889
Filed January 12, 2007 by MacDermid et al.

Dear Ms. Griffith:

        On behalf of MacDermid, Incorporated (the "Company"), we hereby file with the Securities and Exchange Commission (the "Commission") Amendment No. 1 (the "13E-3 Amendment") to the Company's Schedule 13E-3, initially filed with the Commission on January 12, 2007 (the "Schedule 13E-3") and Amendment No. 1 (the "Schedule 14A Amendment") to the Company's Schedule 14A, initially filed with the Commission on January 12, 2007 (the "Schedule 14A").

        Set forth below are the responses of the Company to the comments of the staff of the Commission with respect to the Schedule 13E-3 and Schedule 14A given by letter dated February 14, 2007. Each response follows the text of the comment to which it relates.

Schedule 13E-3

1.
It appears that Mr. Silvestri should be named as a filing person on the Schedule 13E-3 because of his position as a director of the Company, managing partner of Court Square Capital Partners, and leadership posts with other filing persons. Please add him as a filing person and note that each filing person must satisfy the disclosure, dissemination, and timing requirements of Rule 13e-3.

        The Company has revised the Schedule 13E-3 in response to the staff's comments to add Mr. Silvestri as a filing person. The Company notes that each filing person must satisfy the disclosure, dissemination and timing requirements of Rule 13e-3.

2.
Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including Mr. Silvestri. This includes, but is not limited to, their fairness determination required by Item 1014(a) of Regulation M-A, their purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

        The disclosure in the Schedule 13E-3 and the Schedule 14A Amendment has been revised to include this required information for all filing persons, including Mr. Silvestri.

Schedule 14A

3.
There appear to be a number of gaps and placeholders in your filing. When you file your amendment, please complete the document to include the required information.

        Wherever the information is available, the disclosure in the Schedule 14A Amendment has been revised in response to the staff's comments. The remaining disclosure (which primarily consists of information about the meeting date and location and information as of a date that has not yet occurred, such as the record date or the date of the definitive proxy statement) will be provided in a subsequent amendment as soon as it becomes available.

4.
Advise us, with a view toward revised disclosure, who has been identified as the participants are in this proxy solicitation. To the extent participants have been identified, advise us, with a view toward revised disclosure, why these persons have not been identified on the cover page of Schedule 14A as persons other than the issuer filing the proxy statement.

        The Company has revised the disclosure on page 50 of the Schedule 14A Amendment. The potential participants that remain identified will be so participating, to the extent they do so, solely in their capacity as employees or directors of the Company. For this reason, we believe that the Company is the only appropriate party to be listed on the cover page of the proxy statement.

Summary Term Sheet, page 1

5.
Item 1001 of Regulation M-A requires the summary term sheet to describe the most material terms of the transaction. Revise the italicized paragraph to reference the material terms of the transaction, rather than "selected information...that may be important to you..." and make any necessary revisions to the summary section so that it includes all of the material terms of the transaction.

        The disclosure on page 1 of the Schedule 14A Amendment has been revised in response to the staff's comments.

Special Factors, page 11
Background of the Merger, page 11

6.
Expand your disclosure concerning the company's regular strategic reviews to include further information concerning the various alternatives and strategies the MacDermid Board considered. Provide disclosure about any active steps the board took to further those strategies, and the reasons why they were abandoned in favor of pursuing potential strategic acquisition opportunities. If the examination of these alternatives did not go beyond initial discussions by the board, clearly state that in the disclosure. See Item 1013(b) of Regulation M-A, and consider Instruction 1 to Item 1013 in drafting your response.

        The disclosure on page 11 of the Schedule 14A Amendment has been revised in response to the staff's comment.

7.
Provide further information concerning the due diligence process that the investor group engaged in during the fall of 2006. Explain what documents were furnished to the investor group and what impact, if any, the due diligence review had on the merger consideration.

        The disclosure on page 12 of the Schedule 14A Amendment has been revised in response to the staff's comment.

8.
Provide further detail concerning the 14 potential acquirors. Explain the process the company undertook with each potential acquirer, the point at which the process ended, and the reasons that each potential acquirer, including Company A, withdrew.

        The disclosure on pages 13 and 14 of the Schedule 14A Amendment has been revised in response to the staff's comment.

The Special Committee, page 15

9.
State whether the Special Committee undertook to locate a third party that would be interested in purchasing the Printing Solutions business, in order to achieve the higher $37.50 price for shareholders. If the committee determined not to pursue this approach, state the reasons that it did not.

        The disclosure on page 17 of the Schedule 14A Amendment has been revised in response to the staff's comment.

10.
Confirm that you have filed all of the additional information and financial analyses Merrill Lynch provided the Special Committee at its December 12, 2006 meeting.

        The Company hereby confirms that it has filed all of the additional information and financial analyses Merrill Lynch provided the Special Committee at its December 12, 2006 meeting, which were included in the materials filed as Exhibit 99(c)(2) to the Schedule 13E-3.

11.
In the tenth bullet point on page 16, clarify what other alternatives you are referring to, and why the merger was deemed to be superior.

        The disclosure on page 17 of the Schedule 14A Amendment has been revised in response to the staff's comment.

The Board of Directors, page 17

12.
At present, it appears that the Board of Directors has simply considered the factors evaluated by the Special Committee to support the Board's fairness determination. The Special Committee is not a filing person. Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based as to each filing person. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. Each filing person in this filing must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the Item 1014(b) factors to the extent not already addressed. See Question and Answer 20, Exchange Act Release No. 17719 (April 13, 1981). If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, going concern value must be specifically addressed (and defined if necessary) in addition to current and historical stock prices. Adoption of the analysis of another party is also permitted. See Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

        The disclosure on page 19 of the Schedule 14A Amendment has been revised in response to the staff's comment.

13.
All filing persons, including the Board of Directors on behalf of the issuer, must explicitly address the procedural fairness of the transaction to unaffiliated security holders. Please revise. See Questions and Answers 5, 19 and 20 in Release No. 34-17719 (April 13, 1981).

        The disclosure on page 19 of the Schedule 14A Amendment has been revised in response to the staff's comment.

  Opinion of Financial Advisor, page 18

14.
Summarize the financial forecasts relating to the business that you discuss in the second bullet point on page 19.

        The staff's comment is noted, and the Company notes that the financial forecasts referred to in the second bullet on page 19 of the Schedule 14A are the financial forecasts of management appearing in the Schedule 14A Amendment under the heading "Other Important Information Regarding MacDermid—Financial Forecasts of MacDermid," beginning on page 74. The Company has revised the disclosure on page 20 of the Schedule 14A Amendment in response to the staff's comment.

15.
We note your disclosure that Merrill Lynch's opinion is necessarily based on market economic and other conditions at the opinion date. Revise the disclosure to clarify the conditions to which you are referring.

        The staff's comment is noted; the Company considers the statement that Merrill Lynch's opinion is "necessarily based upon market, economic and other conditions as they exist...on...the date of the opinion" to be a general statement by which the Company intends to convey that the opinion speaks only as of the date it is rendered. The Company confirms to the staff that Merrill Lynch did not make any specific assumptions regarding market, economic or other conditions in rendering its fairness opinion except as disclosed in the proxy statement. The disclosure on page 21 of the Schedule 14A Amendment has been revised to reflect this.

16.
Revise your description of comparable public companies to describe how the companies were chosen, and why they were deemed comparable.

        The disclosure on page 24 has been revised in response to the staff's comment.

Certain Effects of the Merger, page 28

17.
Confirm your understanding that you have an obligation to update the information referred to on page 29 when the terms of the option plans have been updated. See Rule 13e-3(f)(1)(iii). Further, to the extent that additional management participants are added to the Investor Group, confirm your understanding that such persons may be filing persons for purposes of Rule 13e-3.

        Pursuant to the staff's comment, we confirm our understanding that under Rule 13e-3(f)(1)(iii) the filing persons have an obligation promptly to disseminate disclosure of material changes to the information required by Rule 13e-3(d) in a manner reasonably calculated to inform security holders. We further confirm that, to the extent additional management participants are added to the Investor Group, such persons may be filing persons for purposes of Rule 13e-3.

Forward Looking Statements, page 45

18.
We note your disclaimer of any obligation to update the material in the proxy statement. In light of your obligations under Rule 13e-3(f)(1)(i), please revise this language to remove the implication no legal obligation exists to update the disclosure.

        The disclosure on page 47 of the Schedule 14A Amendment has been revised in response to the staff's comment to delete the relevant language.

Other Important Information Regarding MacDermid, page 70

19.
Revise your summary of financial information to include the book value per share data. See Item 1010(c)(5).

        The disclosure on page 72 of the Schedule 14A Amendment has been revised in response to the staff's comment.

Proxy

20.
Please furnish a copy of the form of proxy for our review with your amendment.

        The Company has included a copy of the form of proxy with the Schedule 14A Amendment, pursuant to the staff's request.

* * * * * *

        The Company, on behalf of each of itself, Daniel H. Leever, Joseph M. Silvestri, MDI Holdings, LLC, Matrix Acquisition Corp., Court Square Capital Partners II, L.P., and Weston Presidio V, L.P. (the "filing persons"), confirms the acknowledgment of each filing person, in connection with the Schedule 14A Amendment and the Schedule 13E-3 referred to above (the "filings"):

  •
  that such filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  •
  that such filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

        Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned or Lawrence S. Makow of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Sincerely,
/s/ MATTHEW M. GUEST Matthew M. Guest
cc:
John L. Cordani, Esq.
MacDermid, Incorporated

G. Daniel O'Donnell, Esq.
Geraldine A. Sinatra, Esq.
              Dechert LLP